Filed by Nuvelo, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: ARCA biopharma, Inc.

Commission File No. 333-154839

Contact:
Danielle Bertrand WeissComm Partners 415-946-1056 dbertrand@wcpglobal.com	Greg Gin Invigorate Communications 908-376-7737 ggin@invigoratepr.com

NUVELO AND ARCA BIOPHARMA ADVANCE TOWARD

COMPLETION OF MERGER

Nuvelo Stockholder Meeting Scheduled for January 7, 2009

San Carlos, California and Broomfield, Colorado, December 1, 2008—Nuvelo, Inc. (Nasdaq: NUVO) and ARCA biopharma, Inc., a privately-held biopharmaceutical company developing genetically-targeted therapies for heart failure and other cardiovascular diseases, today announced that a special meeting of Nuvelo’s stockholders will take place on Wednesday, January 7 at 9 a.m. PT at Nuvelo’s headquarters at 201 Industrial Road, San Carlos, CA, 94070. The purpose of the special meeting is, among other matters, to approve the actions necessary to consummate the merger between the two companies announced on September 25, 2008.

Under the terms of the merger agreement, ARCA will become a wholly owned subsidiary of Nuvelo. Nuvelo will issue new shares of its common stock to ARCA common and preferred stockholders and assume outstanding ARCA options and warrants. When the merger closes, ARCA equity holders are expected to own or have the right to acquire approximately 67 percent of the common stock of the combined company on a fully-diluted basis. Current Nuvelo stockholders are expected to own approximately 33 percent of the common stock of the combined company on a fully-diluted basis. The board of directors of the combined company is expected to have seven representatives from the current ARCA board, and three representatives from the current Nuvelo board. The chief executive officer of the combined company is expected to be Richard B. Brewer, the chief executive officer of ARCA. After the merger occurs, the name of the combined company is expected to be changed to ARCA biopharma, Inc.

At the special meeting, the Nuvelo stockholders will be asked to approve the issuance of Nuvelo common stock to ARCA equity holders, and to approve amendments to Nuvelo’s amended and restated certificate of incorporation to effect a reverse stock split and to increase the number of authorized shares of Nuvelo common stock, among other matters.

The board of directors of Nuvelo has fixed November 11, 2008 as the record date for the determination of stockholders entitled to notice of, and to vote at, the special meeting.

About Nuvelo

Nuvelo, Inc. is dedicated to improving the lives of patients through the discovery, development and commercialization of novel drugs for acute cardiovascular disease, cancer and other debilitating medical conditions. Nuvelo’s development pipeline includes NU172, a direct thrombin inhibitor which has completed Phase 1 development for use as a potential short-acting anticoagulant during medical or surgical procedures; and NU206, a Wnt pathway modulator in Phase 1 development for the potential treatment of chemotherapy/radiation therapy-induced mucositis and inflammatory bowel disease. In addition, Nuvelo is pursuing research programs in leukemia and lymphoma therapeutic antibodies and Wnt signaling pathway therapeutics to further expand its pipeline and create additional partnering and licensing opportunities.

Information about Nuvelo is available at its website at http://www.nuvelo.com or by phoning 650-517-8000.

About ARCA biopharma

ARCA biopharma, Inc. is a privately held company focused on developing and commercializing genetically targeted therapies for heart failure and other cardiovascular diseases. The Company’s lead product candidate, Gencaro(TM) (bucindolol hydrochloride), is an investigational, pharmacologically unique beta-blocker and mild vasodilator being developed for heart failure and other indications. ARCA has identified common genetic variations that it believes predict individual patient response to Gencaro. The New Drug Application for approval of Gencaro for the indication of chronic heart failure, including the proposed brand name, is currently under review by the U.S. Food and Drug Administration. The companion genetic test for Gencaro is in development by ARCA’s partner, Laboratory Corporation of America. For more information please visit http://www.arcabiopharma.com.

Forward-looking statements

This press release contains “forward-looking statements” which include, without limitation, statements regarding the completion of the proposed merger transaction between Nuvelo, ARCA and Dawn Acquisition Sub, Inc., the transaction’s anticipated timing, progress and anticipated completion of the combined company’s clinical stage and research programs, which statements are hereby identified as “forward-looking statements” for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Such statements are based on the companies’ managements’ current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including, without limitation, failure of Nuvelo or ARCA’s stockholders to approve the merger, the ability to complete the transaction contemplated by this communication in a timely fashion, the risk that Nuvelo’s and ARCA’s business operations will not be integrated successfully; the combined company’s inability to further identify, develop and achieve commercial success for products and technologies; the risk that the combined company’s financial resources will be insufficient to meet the combined company’s business objectives; uncertainties relating to drug discovery and the regulatory approval process; clinical development processes; enrollment rates for patients in the companies’ clinical trials; changes in relationships with strategic partners and dependence upon strategic partners for the performance of critical activities under collaborative agreements; and the impact of competitive products and technological changes. These and other factors are identified and described in more detail in Nuvelo’s filings with the SEC, including without limitation Nuvelo’s quarterly report on Form 10-Q for the quarter ended September 30, 2008 and subsequent filings. We disclaim any intent or obligation to update these forward-looking statements.

Additional Information and Where to Find It

Nuvelo has filed a registration statement on Form S-4, and a related proxy statement/prospectus/consent solicitation, in connection with the merger. Investors and security holders are urged to read the registration statement on Form S-4 and the related proxy statement/prospectus/consent solicitation because they contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s website at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by contacting Nuvelo Investor Relations at the email address: ir@nuvelo.com or by phone at 650-517-8000.

In addition to the registration statement and related proxy statement/prospectus/consent solicitation, Nuvelo files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Nuvelo, Inc. at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Nuvelo, Inc.’s filings with the SEC are also available to the public from commercial document-retrieval services and at SEC’s website at http://www.sec.gov, and from Investor Relations at Nuvelo as described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Nuvelo, ARCA and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Nuvelo in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the proxy statement/prospectus of described above. Additional information regarding the directors and executive officers of Nuvelo is also included in Nuvelo’s proxy statement for its 2008 Annual Meeting of Stockholders which was filed with the SEC on April 23, 2008 and its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on March 12, 2008. These documents are available as described above.

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